

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 22, 2009

Via U.S. Mail

Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 200
Provo, UT 84604

>   **Re: Raser Technologies, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **File No. 001-32661**

Dear Mr. Cook:

        We have reviewed your letter dated March 25, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 1. Business, page 3

Development of Geothermal Power Plants, page 14

1.   Please refer to prior comment 5. We note that once management has achieved a high degree of confidence that commercially viable geothermal resources exist at a particular project, you begin to capitalize costs related to that project. For each project that management has determined that there is a high degree of confidence that a commercially viable geothermal resource exists, please revise future filings to disclose the date on which management reached this conclusion and the objective and verifiable evidence that management relied upon in making this determination.

2.   Please tell us and revise future filings to clearly disclose, if true, that you also
        determine that the project is economically feasible prior to reaching the high
        degree of confidence threshold. In this regard, please also tell us how your
        economic feasibility analysis considers any possible cost overruns or other
        contingencies (i.e., unsuccessful wells, materials costs, etc.).

Item 1A. Risk Factors, page 43

3.   In your future filings, as applicable, please disclose and quantify your negative
        working capital position in your first or second risk factors.

Development of Geothermal Power Plants, page 14

4.   Please refer to prior comment 5. We note that once management has achieved a
        high degree of confidence that commercially viable geothermal resources exist at
        a particular project, you begin to capitalize costs related to that project. For each
        project that management has determined that there is a high degree of confidence
        that a commercially viable geothermal resource exists, please revise future filings
        to disclose the date on which management reached this conclusion and the
        objective and verifiable evidence that management relied upon in making this
        determination.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 63

Critical Accounting Policies and Estimates, page 64

5.   Please refer to prior comments 9 and 10. In regards to your evaluation of your
        geothermal projects for possible impairment, please tell us and revise future
        filings to address the following:

        •   Disclose the asset group that you use for purposes of assessing impairment
            under SFAS 144,

        •   Disclose your valuation methodology for determining impairment, including
            all material assumptions, and

        •   Disclose the material sources of cash inflows and outflows used in your
            impairment analysis.

Part III, page 95

6.   We note that earlier today you filed an amended Form 10-K with certain Part III information. Given the recent nature of this filing, we have not reviewed your updated Part III disclosures. To the extent that we decide to review these disclosures, we may have additional comments which would be provided in a subsequent comment letter.

Item 15. Exhibits, Financial Statement Schedules, page 95

7.   We note your disclosure on pages 18 and 19 concerning geothermal lease agreements with the State of Utah, involving approximately 5,500 acres, and your lease with an unnamed private landowner involving approximately 11,000 acres. Given your statement on page 19 that these lease arrangements cover most of the area you consider to be the heart of the Thermo geothermal resource, please file these lease arrangements as material contracts or explain to us why you believe they are not material to your business. Please refer to Item 601(b)(10) of Regulation S-K.

8.   We note your disclosures on pages 37 and 79 concerning the December 23, 2008 amendments to your purchase agreements with a subsidiary of United Technologies. Given your disclosure on page 79 that you owed approximately $56.3 million to complete these agreements as of December 31, 2008, please file these agreements as material contracts or explain to us why you believe they are not material to your business. Please refer to Item 601(b)(10) of Regulation S-K.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-14

Accounting for Geothermal Activities, page F-16

9.   You state on page F-17 that you "only decide to pursue a project at a site if you determine with a high degree of confidence that (i) the site contains an adequate renewable geothermal resource to support a plant…and (ii) [you] can effectively transmit and sell the power generating at a facility." Please revise this disclosure in future filings to state clearly, if true, that the determination of whether a project has met the "high degree of confidence" threshold is also contingent upon a successful economic viability analysis. Please note this comment also applies to your discussion under "Capitalization of Costs" on page F-18.

Capitalization of Costs, page F-18

10.   You state that the determination of whether a site contains adequate renewable geothermal resources to support a plan that will continually produce electricity without any substantial degradation of the heat resource "involves significant management judgment and is based on the information available at the time, which may be limited." Please explain to us how you are able to satisfy the "high degree of confidence" threshold if the underlying information is "limited." Alternatively, revise this disclosure in future filings to clearly disclose, if true, that the determination is based on various objective and verifiable information such as those described on page 15 of this Form 10-K.

Note 13. Minority Interest, page F-40

11.   Please refer to comments 13 through 16. We note that at the current time you have not decided at this time whether you will exercise the flip purchase option. Please confirm to us that you will continue to evaluate the likelihood of exercising this option in all subsequent reporting periods and will modify your accounting under SFAS 66 as necessary.

12.   We note that in connection with the tax equity financing, there is a basis difference between your investment in Thermo No. 1 BE-01, LLC and your claim on the book value of Thermo No. 1 BE-01, LLC at the time the investment was made. We note that your ongoing calculation in connection with the hypothetical liquidation at book value does not include any adjustment in connection with this basis difference. Please tell us possible alternative methods you considered to account for this basis difference and why you concluded that your current calculation is the most appropriate.

Form 8-K dated April 16, 2009

13.   We note from this Form 8-K that your Thermo No. 1 plant is operational but that you are not currently operating at full capacity. Please tell us what level you are currently operating at. In addition, provide us with your timetable of when you expect to increase to full capacity and confirm that this timetable does not cause a violation of your agreement with the City of Anaheim.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kevin
Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding
comments on the financial statements and related matters. Please contact Joseph
McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3635 if you have
questions on any other comments.

                                        Sincerely

                                        Tim Buchmiller
                                        Senior Attorney

Cc: Reed W. Topham, Esq.
        Stoel Rives LLP
        (via facsimile)